UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

GolfSuites 1, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2379196
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

650 E. Bloomingdale Ave. Brandon, Florida	33511
(Address of principal executive offices)	(Zip code)

(813) 621-5000

(Registrant’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report the term “GolfSuites,” “we,” “us,” “our,” or “the company” refers to GolfSuites 1, Inc. a Delaware corporation and its wholly-owned subsidiaries on a consolidated basis. The term “GolfSuites Lubbock” refers to GolfSuites Lubbock, LLC, the term “GolfSuites Tulsa” refers to GolfSuites Tulsa, LLC, the term “GolfSuites Baton Rouge” refers to GolfSuites Baton Rouge, LLC, the term “GolfSuites Auburn” refers to GolfSuites Auburn, LLC, the term GS City Club 1 refers to GolfSuites City Club 1, LLC. GolfSuites Lubbock, GolfSuites Tulsa, GolfSuites Baton Rouge, GolfSuites Auburn and GS City Club 1 are wholly owned subsidiaries of the company.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1	Management’s discussion and analysis of financial condition and results of operations

Overview

GolfSuites 1, Inc. owns, leases and operates outdoor golf driving range entertainment centers. In addition, the company intends to develop indoor entertainment venues that provide access to golf simulators.

The outdoor entertainment centers and indoor venues aim to provide next generation hospitality and dining venues, high tech gamified golf, either on the ranges or within the simulators, in climate-controlled suites, live entertainment, and spaces for both social and corporate functions.

2

As of September 15, 2023, the company operates three facilities and is in the process of developing 2 other facilities.

•	The company owns 100% of GolfSuites Tulsa, LLC.

•	The company owns 100% of GolfSuites Lubbock, LLC.

•	The company manages GolfSuites Baton Rouge, LLC, and owns a 50% interest in Baton Rouge. A private investor owns the remaining 50% interest in Baton Rouge.

•	Similarly, the company owns a 50% interest in GolfSuites Madison, LLC. A private investor owns the remaining 50% interest in Madison. As of December 31, 2022, development of the Madison site has been discontinued, and the company is seeking a buyer for the site.

•	On August 18, 2023, the Auburn purchased approximately 10 acres which the company intends to develop into a 40-bay golf driving range and entertainment facility.

•	On September 15, 2023, GS City Club 1 was formed to lease property located in St. Petersburg, Florida. The company intends to develop an indoor simulator facility with 8 bays, a restaurant and bar with indoor and outdoor seating, and differentiated levels of membership.

Tulsa is located in Jenks, Oklahoma a suburb of Tulsa and was formerly operated under the FlyingTee brand. Currently, Tulsa operates under the GolfSuites brand. Tulsa and the land on which it is located is leased by the company.

Lubbock is located in Lubbock Texas. It formerly operated under the 4ORE! Golf brand. Currently, it operates under the brand, 4ORE! Golf-Powered by GolfSuites. During 2023, it converted to operating under the GolfSuites brand and is in the process of changing its name to GolfSuites Lubbock. The Lubbock Facility is owned by the company and the land on which it is located is leased by the company.

On March 16, 2021, GolfSuites formed Baton Rouge for the purpose of leasing an approximate 18-acre existing driving range in Baton Rouge, Louisiana. Previously, Baton Rouge had been closed for operations. On June 1, 2022, Baton Rouge began operations of the 40-bay facility offering similar services as Tulsa and Lubbock.

On May 5, 2022, Madison purchased approximately 9 acres of land which the company had intended to develop into a 40-bay golf driving range and entertainment facility. The land was purchased on May 5, 2022 with funding provided by the company’s Regulation A share sales, private equity investment, advances from GolfSuites, Inc., positive operating cash flows from existing operations, and $1,125,000 of mortgage financing. As of the date of this Offering Circular, the development of the Madison site has been discontinued, and the company is seeking a buyer for the site.

On August 18, 2023, the Auburn purchased approximately 10 acres which the company intends to develop into a 40-bay golf driving range and entertainment facility. The funding was provided by the company’s Regulation A share sales, private equity investment, advances from GolfSuites, Inc., positive operating cash flows from existing operations, and $840,000 of mortgage financing. The company intends to have this facility operational by September 2024.

The company intends to enter into the indoor simulation lounge business. The company’s first GolfSuites City Club will be located in St. Petersburg, Florida at the GS City Club 1 Facility. The company intends to build out this facility with at least 8 indoor simulators, a restaurant and bar with indoor and outdoor dining locations, and various membership options.

3

Timeline

Below is a timeline of the company’s operating history.

•	On October 25, 2018, the company was incorporated.

•	In September 2019, GolfSuites 3, Inc., an affiliate of the company, began operating a facility in Jenks, Oklahoma (the “Tulsa Facility”) pursuant to a lease agreement governing the Tulsa Facility and an additional agreement governing the land on which it is located. Both lease agreements were entered into by GolfSuite 3’s wholly owned subsidiary, GolfSuites Tulsa.

•	On August 6, 2020, GolfSuites Lubbock was formed. It is a wholly owned subsidiary of the company.

•	On August 19, 2020, pursuant to the Membership Interest Purchase Agreement (“MIP Agreement”), GolfSuites Lubbock acquired 4ORE Golf, LLC, a Texas Limited Liability Company, (the “Lubbock Facility”).

•	On August 19, 2020, GolfSuites Lubbock, pursuant to the MIP Agreement, assumed the lease agreement governing the land on which the Lubbock Facility is located.

•	On December 30, 2020, the company acquired GolfSuites Tulsa from GolfSuites 3.

•	On February 9, 2021, the company entered into a lease agreement for an approximate 18-acre existing driving range located at 8181 Siegen Lane, Baton Rouge, Louisiana (the “Baton Rouge Facility”) and has a term of five years. The lease commenced on March 1, 2021.

•	On January 15, 2022, the company formed GolfSuites Madison, LLC, a Mississippi limited liability company for the purpose of purchasing approximately 9 acres of land which was to be developed into a 40-bay golf driving range and entertainment facility. The land was purchased on May 5, 2022. As of December 31, 2022, the development of the Madison site has been discontinued, and the company is seeking a buyer for the site.

•

On July 24, 2023, GolfSuites Auburn was formed. It is a wholly owned subsidiary of the company.

On August 18, 2023 GolfSuites Auburn acquired the property located at 1655 Capps Landing, Opelika, Alabama (the “Auburn Facility”).

•	On September 15, 2023, GS City Club 1 was formed. It is a wholly owned subsidiary of the company. On September 21, 2023, GS City Club 1 acquired the lease for the property located at 123 4th Ave, St. Petersburg, Florida (the “GS City Club 1 Facility”).

4

The Facilities

Below are statistics related to each outdoor multi-floor facility.

	TULSA FACILITY	LUBBOCK FACILITY	BATON ROUGE FACILITY	AUBURN FACILITY*
ENTERTAINMENT AMENITIES	60 golf suites.	56 golf suites.	40 golf suites.	40 golf suites
	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites will open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.
	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.
HOSPITALITY AMENITIES	2 restaurants and 2 bars.	2 restaurants and 2 bars.	1 restaurant and 1 bar.	1 restaurant and 1 bar.
OPERATIONAL STATISTICS	Multi-floor facility.	Multi-floor facility.	Single floor facility.	Single floor facility.
	Average weekly guests: Approximately 2,500 since September 2019 to present.	Average weekly guests: Approximately 2,500 since August 2020 to present.	Average weekly guests: Approximately 500 since June 2022 to present.	Average weekly guests: *not yet developed

*Not yet operational.

Below are statistics related to each indoor GolfSuites City Club.

GS CITY CLUB 1 FACILTY*
ENTERTAINMENT AMENITIES	Eight indoor simulation lounges
These suites open up to the indoor dining area and incorporate comfortable seating, club storage, gaming and media displays.
HOSPITALITY AMENITIES	One bar and restaurant area with indoor seating, together with an outdoor dining area.
OPERATIONAL STATISTICS	N/A

*Not yet operational.

To date, revenues have come from the following activities:

•	Driving range suite rentals.
•	Special events sales.
•	Food and beverage sales.
•	Coaching and instruction services.
•	Retail sales.

The company collects revenue upon sale of an item (including: membership sales, food and beverage sales, apparel etc.) and recognize the revenue when the sale is made.

Cost of revenues for the company includes the cost of food, beverages, liquor, wine and beer sold to customers.

Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Results of Operations

For the six months ended June 30, 2023 (“Interim 2023”) the company had $5,502,120 in revenue compared to the six months ended June 30, 2022 (“Interim 2022”), the company had $4,586,123 in revenues, a $915,997 (or 20%) increase. The increase in revenues is attributable to increased management oversight of expanded food and beverage offerings and increased prices, improved sales performance incentives (e.g., continual contests for the sales team), and the opening of Baton Rouge in June 2022. Baton Rouge had $548,753 in revenue in Interim 2023 compared to $83,197 for Interim 2022, a $465,556 or 560% increase.

5

The company’s cost of revenues increased by $93,009 (or 13%) to $812,091 in Interim 2023 from $719,082 in Interim 2022. The increase in costs of revenues was primarily related to the increase in revenues as well as higher costs of materials. Our gross profits increased to $4,690,029 for Interim 2023 from $3,867,041 for Interim 2022. Our gross margins increased to 85.2% in Interim 2023 from 84.3% during Interim 2022.

Total operating expenses for Interim 2023 increased to $3,956,115 from $3,567,013 for Interim 2022, a $389,102 (or 11%) increase. The primary drivers of the increase were:

•	An increase of approximately $60,000 in advertising and marketing due to the new Baton Rouge site.

•	An increase of approximately $75,000 in insurance due to increased market pricing.

•	An increase of approximately $80,000 in utilities and telephone expense related to the new Baton Rouge site.

•	An increase of approximately $175,000 in other selling, general and administrative costs related to the new Baton Rouge site.

The company records other income (expense) for depreciation and amortization (related to its facilities and equipment), interest expenses (related to its loans and mortgages), certain costs related to its capital raises under Regulation A and Regulation D and loan forgiveness. The company had other expense of $962,989 in Interim 2023 compared with other expense in Interim 2022 of $871,552.

The company had losses associated with both its joint ventures and the losses attributable to the minority interest shares were $33,891 and $368,661 for Interim 2023 and Interim 2022, respectively.

As a result of the foregoing, the company generated net income for Interim 2023 in the amount of $580,363 compared to a net loss for Interim 2022 in the amount of 202,863, a $783,226 increase.

Liquidity and Capital Resources

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months ended June 30,
	2023	2022	$ Change
Net cash provided by operating activities	$798,481	$838,599	$40,118
Net cash used in investing activities	$(723,662)	$(3,505,230)	$2,781,568
Net cash provided by financing activities	$(43,282)	$2,225,082	$(2,268,364)

Cash provided by operating activities for Interim 2023 was $798,481 compared to $838,599 for Interim 2022. The decrease was primarily comprised of additional operating expenses.

Cash used in investing activities for Interim 2023 was $723,662, as compared to $3,505,230 for Interim 2022. During Interim 2023 the company had significantly less capital improvements as compared to Interim 2022, specifically significant capital improvements in Baton Rouge were reflected in Interim 2022.

Cash used by financing activities was $43,282 for Interim 2023, compared to cash provided of $2,225,082 for Interim 2022. Interim 2022 reflected $1,212,000 received from the minority interest investor in our subsidiary as well as $1,125,000 from the sale of notes. In addition, during Interim 2023, we received $1,271,067 from the sale of Preferred Stock, $78,500 from the sale of common stock, and $27,441 in capital contributions. For principal payments on mortgages, equipment loans and leases, the company used $445,259 during Interim 2023, which included the leases for Tulsa, Lubbock, and Baton Rouge, compared with using $517,644 during Interim 2022. Dividend payments in Interim 2023 totaled $277,353 compared to $151,693 in Interim 2022.

As of June 30, 2023, the company has cash and cash equivalents of $258,979. Since inception, our activities have been funded from our revenues, cash advances from its current parent entity and management as well as funds raised in the company’s offerings under Regulation A. Since taking over the operations for the Lubbock Facility, the Tulsa Facility, and the Baton Rouge Facility the company has also been relying on revenues from those facilities. The company plans to continue to try to raise additional capital through: (i) additional offerings (ii) mortgage financing and (iii) revenues from the Tulsa Facility, the Lubbock Facility and the Baton Rouge Facility. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

6

The company launched its second Regulation A offering in February 2021 which terminated in March 2022. The total amount raised in the offering was approximately, $3,391,706. The company launched its third Regulation A offering in May 2022 which was terminated in May 2023. The amount raised pursuant to the Regulation A offering totaled $3,606,669.

Indebtedness

Advances from the Parent Entity and its Shareholders

During 2022 and Interim 2023 the parent entity contributed $2,696,442 and $27,441 to the company as working capital to cover expenses and costs while preparing for the various securities offerings. The total of these advances was converted to Additional Paid-in Capital in 2022 and the six months ended June 30, 2023.

In addition, the company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $250,517 and $783,317 respectively, as of Interim 2023 and Interim 2022.

These advances are recorded as liabilities of the company. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

Notes Payable and Lease Obligations

Notes payable consists of the following debt instruments as of June 30, 2023, December 31, 2022, and June 30, 2022.

		2023	2022
		June 30	December 31	June 30
Equipment financing
Tulsa	Current	$11,395	$23,467	$39,470
Tulsa	Long-term	47,539	68,612	89,136
	Total	58,934	92,079	128,606

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		2023	2022
		June 30	December 31	June 30
Insurance Financing
Tulsa	Current	30,278	121,115	-
Lubbock	Current	17,428	69,712	-
Baton Rouge	Current	-	25,807	-
	Total	47,706	216,634	-
Mortgage financing
Lubbock	Current	152,472	156,727	496,020
Lubbock	Long-term	5,682,993	5,768,790	5,852,892
	Subtotal	5,835,465	5,925,517	6,348,912
Madison	Long-term	1,125,000	1,125,000	1,125,000
	Total	6,960,465	7,050,517	7,473,912
Totals
Current		211,573	396,828	535,490
Long-term		6,855,532	6,962,402	7,067,028
Totals		$7,067,105	$7,359,230	$7,602,518

•	Lubbock Facility

o	The company took over a construction loan with First United Bank, with an interest rate of 4%. As of Interim 2023, the company recorded $5,835,465 in liabilities for this mortgage; the mortgage was secured by a third-party guarantor.

o	The company took over the Amended and Restated Ground Lease, executed on October 30, 2018, for a 5-year term. The beginning monthly rent is $13,000 annually and increases by 2% every year thereafter. The lease includes three 5-year options for renewal, which extends the lease termination date to 2038.

o	The company took over a lease with Hub City Main Street Investments, LLC. The lease provides for a 5-year term with monthly payments of $2,500. This lease is often referred to as a nuisance lease as it is with the owner of the adjacent property owner because golf balls were going over the net surrounding the driving range and landing on the adjacent property. The lease expired on August 29, 2023.

•	Tulsa Facility

o	GolfSuites Tulsa is a party to a 25-year lease agreement, dated September 13, 2019, and entered into between GolfSuites Tulsa and Onefire Holding Company, LLC (“Onefire”) (the “Tulsa Lease Agreement”). Onefire is entitled to annual payments of $360,000 and 50% of net cash flow.

o	On March 5, 2020, GolfSuites Tulsa entered into a Lease Amendment Agreement with Onefire. This agreement provides for the deferment of base rent and additional rent for the period from January 1, 2020, through March 31, 2020.

o	On July 6, 2020, the company took out a loan for equipment financing with First Oklahoma Bank in the amount of $198,580. The loan bears an interest rate of 5.25% and expires on July 6, 2025. As of Interim 2023, the outstanding loan principal was $58,934.

8

•	Baton Rouge Facility

o	On February 9, 2021, the company entered into a lease agreement for an approximate 18-acre existing driving range located at 8181 Siegen Lane, Baton Rouge, Louisiana (the “Baton Rouge Facility”) and has a term of five years. The lease commenced on March 1, 2021. As of Interim 2023, the company recorded $675,058 in liabilities for this lease.

•	Madison Facility

o	The mortgage related to the acquisition of Madison land totaled $1,125,000, and that balance is outstanding at Interim 2023. The interest rate is the Prime Rate plus five percent, with the balance due May 5, 2024.

Trends

GolfSuites participates in the recreational sporting and entertainment facilities market. It believes this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. GolfSuites competes for revenues from customer spending in each of these three sectors. Since money spent in those sectors is discretionary income, the company believes it is reliant on economic trends in the United States.

Other notable trend in the recreation sporting and entertainment facilities market include the increase in the global indoor golf simulator market. The indoor golf simulators market size was valued at USD 1,485.23 million in 2022 and is projected to reach USD 3,237 million by 2031.

The company notes that this market is anticipated to rise at a considerable between 2023 and 2030. In 2022, the market grew at a steady rate. GolfSuites competitors have adopted business strategies to implement indoor golf simulators and the company intends to do the same with the launch of GolfSuites City Clubs and GolfSuites Lounges. The company believes that with the rising adoption of strategies by key players the market is expected to rise over the projected horizon.

The company has continued to move forward with its business plans and has done or intends to do the following:

•	Construct the Auburn Facility.
•	Plan for the acquisition or lease of at least 3 additional facilities.
•	Complete the leasing and commence build out of GS City Club 1.
•	Sell the Madison Facility by December 31, 2023.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

9

GolfSuites 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Six Months Ended June 30, 2023 and 2022

UNAUDITED - NO ASSURANCE GIVEN

GolfSuites 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Six Months Ended June 30, 2023 and 2022

UNAUDITED - NO ASSURANCE GIVEN

GolfSuites 1, Inc. and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2023, December 31, 2022 and June 30, 2022

UNAUDITED - NO ASSURANCE GIVEN

	June	December	June
	2023	2022	2022
ASSETS
Current assets
Cash and cash equivalents	$258,979	$227,442	$232,595
Accounts receivable	530,892	54,467	91,914
Inventory	213,363	308,953	287,941
Prepaid expenses	77,341	239,677	17,692
Total current assets	1,080,575	830,539	630,142
Property, plant and equipment, net
Land and building improvements	10,920,309	10,735,403	8,787,418
Furniture, fixtures and equipment	5,039,372	4,536,829	5,899,760
Construction in progress	-	-	-
Accumulated depreciation	(3,866,975)	(3,408,871)	(2,993,602)
Property, plant and equipment, net	12,092,706	11,863,361	11,693,576
Right of use assets, net of accumulated amortization	8,291,701	8,485,641	8,678,343
Other assets
Capitalized development costs	817,812	784,969	764,549
Other assets	83,904	41,134	45,439
Advances to GolfSuites, Inc. (parent company)	255,000	-	-
Goodwill	1,749,255	1,749,255	1,749,255
Total other assets	2,905,971	2,575,358	2,559,243
TOTAL ASSETS	$24,370,953	$23,754,899	$23,561,304

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$211,573	$396,828	$535,490
Lease liabilities, current portion	241,733	230,216	213,936
Accounts payable and accrued expenses	1,914,486	1,756,622	1,484,946
EIDL loans payable	293,783	298,169	298,900
Total current liabilities	2,661,575	2,681,835	2,533,272
Non-current liabilities
Notes payable, long-term portion	6,855,532	6,962,402	7,067,028
Lease liabilities, long-term portion	8,559,275	8,723,926	8,843,041
Advances from sharholders of Golfsuites, Inc. (parent company)	250,517	260,517	783,317
Advances from GolfSuites, Inc. (parent company)	-	-	1,849,098
Total non-current liabilities	15,665,324	15,946,845	18,542,484
TOTAL LIABILITIES	18,326,899	18,628,680	21,075,756
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	368,933	702,824	1,126,714
Stockholders' equity
Common stock, Class A: 132,000,000 shares authorized, $0.00001 par, 21,700 shares issued and outstanding	-	-	-
Common stock, Class B: 18,000,000 shares authorized, $0.00001 par, 18,000,000 shares issued and outstanding	180	180	180
Additional paid-in capital	2,802,383	2,696,442	-
Preferred stock, Class A: 10,000,000 shares authorized, 713,203, 540,503 and 328,267 shares issued and outstanding, respectively	8,219,727	6,948,660	4,898,702
Preferred stock, Other: 40,000,000 shares authorized, no shares issued and outstanding	-	-	-
Retained earnings	(5,347,169)	(5,221,887)	(3,540,048)
TOTAL EQUITY	5,675,121	4,423,395	1,358,834
TOTAL LIABILITIES AND EQUITY	$24,370,953	$23,754,899	$23,561,304

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Operations

For the Six Months Ended June 30, 2023 and 2022

UNAUDITED - NO ASSURANCE GIVEN

	2023	2022
Revenues	$5,502,120	$4,586,123
Cost of revenues	812,091	719,082
Gross profit	4,690,029	3,867,041
Operating expenses
Advertising and marketing	110,929	50,376
Salaries - operational	1,540,705	1,631,353
Employee benefits and taxes	361,587	306,789
Property lease and affiliated costs	97,641	34,260
Equipment and repairs	194,965	163,641
Gaming, software and license fees	200,681	164,753
Utilities and telephone	338,295	257,814
Credit card fees	157,546	101,794
Insurance	202,019	125,146
Professional fees	34,763	203,460
Property and local taxes	212,056	203,985
Other selling, general and administrative	504,928	323,642
Total operating expenses	3,956,115	3,567,013
Net operating profit (loss)	733,914	300,028
Income from Covid 19 relief programs
PPP loan forgiveness	-	-
Employee retention credit	475,547	-
Total Covid 19 relief programs	475,547	-
Net income before other income (expense)	1,209,461	300,028
Other income (expense)
Depreciation and amortization	(655,414)	(561,013)
Interest expense	(321,908)	(319,014)
Other income	14,333	8,475
Net other expense	(962,989)	(871,552)
Net income (loss) before minority interest	246,472	(571,524)
Minority interest share of subsidiary loss	333,891	368,661
Net income (loss)	$580,363	$(202,863)

Basic loss per common share	$0.03222	$(0.01127)
Diluted loss per common share	$0.03067	$(0.01087)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2023 and 2022

UNAUDITED - NO ASSURANCE GIVEN

	Class A		Class B		Additional	Class A		Other		Retained	Total
	Common Stock		Common Stock		Paid-In	Preferred Stock		Preferred Stock		Earnings, Net	Stockholders'
	Shares	Value	Shares	Value	Capital	Shares	Value	Shares	Value	of Dividends	Equity (Deficit)
Balance as of December 31, 2021	-	$-	18,000,000	$180	$-	540,503	$3,430,618	-	$-	$(2,718,787)	$712,011
Share issuance	-	-	-	-	-	172,700	1,468,084	-	-	-	1,468,084
Net loss	-	-	-	-	-	-	-	-	-	(202,863)	(202,863)
Reg A share sale costs	-	-	-	-	-	-	-	-	-	(466,705)	(466,705)
Dividends	-	-	-	-	-	-	-	-	-	(151,693)	(151,693)
Balance as of June 30, 2022	-	-	18,000,000	180	-	713,203	4,898,702	-	-	(3,540,048)	1,358,834
Share issuance	-	-	-	-	-	154,525	2,049,958	-	-	-	2,049,958
Contributed capital	-	-	-	-	2,696,442	-	-	-	-	-	2,696,442
Net loss	-	-	-	-	-	-	-	-	-	(955,282)	(955,282)
Reg A share sale costs	-	-	-	-	-	-	-	-	-	(516,588)	(516,588)
Dividends	-	-	-	-	-	-	-	-	-	(209,969)	(209,969)
Balance as of December 31, 2022	-	-	18,000,000	180	2,696,442	867,728	6,948,660	-	-	(5,221,887)	4,423,395
Share issuance	21,700	-	-	-	78,500	92,734	1,271,067	-	-	-	1,349,567
Contributed capital	-	-	-	-	27,441	-	-	-	-	-	27,441
Net income	-	-	-	-	-	-	-	-	-	580,363	580,363
Reg A share sale costs	-	-	-	-	-	-	-	-	-	(428,292)	(428,292)
Dividends	-	-	-	-	-	-	-	-	-	(277,353)	(277,353)
Balance as of June 30, 2023	21,700	$-	18,000,000	$180	$2,802,383	960,462	$8,219,727	-	$-	$(5,347,169)	$5,675,121

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

For the Six Months Ended June 30, 2023 and 2022

UNAUDITED - NO ASSURANCE GIVEN

	2023	2022
Cash Flows from Operating Activities
Net loss	$580,363	$(202,863)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Minority interest share of income (loss)	(333,891)	(368,661)
Depreciation and amortization	655,414	561,013
Changes in operating assets and liabilities
Accounts receivable	(476,425)	294,667
Inventory	95,590	(182,085)
Prepaid expenses	162,336	6,531
Accounts payable and accrued expenses	157,864	730,571
Other assets	(42,770)	(574)

Net cash provided by operating activities	798,481	838,599

Cash Flows from Investing Activities
Acquisition of operating golf entities	-	-
Purchase of property and equipment	(690,819)	(3,406,895)
Capitalized development costs	(32,843)	(98,335)

Net cash used in investing activities	(723,662)	(3,505,230)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	-	-
Capital Contribution	27,441	-
Proceeds from issuance of common stock	78,500	-
Proceeds from issuance of perferred stock	1,271,067	1,468,084
Proceeds from minority interest investor in subsidiary	-	1,212,000
Principal payments of EIDL loans, net of forgiveness	(4,386)	-
Proceeds from notes payable	-	1,125,000
Principal payments on mortgages, equipment loans and leases	(445,259)	(517,644)
Shareholder and related party advances, net	(265,000)	(443,960)
Dividend payments	(277,353)	(151,693)
Reg A and Reg D share sale costs	(428,292)	(466,705)

Net cash provided by (used in) financing activities	(43,282)	2,225,082

Net Change In Cash and Cash Equivalents	31,537	(441,549)

Cash and Cash Equivalents, Beginning of Period	227,442	674,144

Cash and Cash Equivalents, End of Period	$258,979	$232,595

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidating Balance Sheets

As of June 30, 2023, December 31, 2022 and June 30, 2022

UNAUDITED - NO ASSURANCE GIVEN

				GolfSuites					Consolidated
	GolfSuites 1,	GolfSuites	GolfSuites	Baton Rouge,	GolfSuites	GolfSuites			June	December	June
	Inc.	Tulsa, LLC	Lubbock, LLC	LLC	Madison, LLC	Auburn, LLC	Combined	Eliminations	2023	2022	2022
ASSETS
Current assets
Cash and cash equivalents	$21,755	$52,688	$182,536	$2,000	$-	$-	$258,979	$-	$258,979	$227,442	$232,595
Accounts receivable	1,700	251,330	272,836	5,026	-	-	530,892	-	530,892	54,467	91,914
Inventory	-	79,710	82,157	51,496	-	-	213,363	-	213,363	308,953	287,941
Prepaid expenses	-	31,569	35,443	10,329	-	-	77,341	-	77,341	239,677	17,692
Total current assets	23,455	415,297	572,972	68,851	-	-	1,080,575	-	1,080,575	830,539	630,142
Property, plant and equipment, net
Land and building improvements	-	175,700	6,691,539	1,942,551	2,110,519	-	10,920,309	-	10,920,309	10,735,403	8,787,418
Furniture, fixtures and equipment	-	794,983	3,186,230	1,058,159	-	-	5,039,372	-	5,039,372	4,536,829	5,899,760
Construction in progress	-	-	-	-	-	-	-	-	-	-	-
Accumulated depreciation	-	(358,213)	(3,281,359)	(227,403)	-	-	(3,866,975)	-	(3,866,975)	(3,408,871)	(2,993,602)
Property, plant and equipment, net	-	612,470	6,596,410	2,773,307	2,110,519	-	12,092,706	-	12,092,706	11,863,361	11,693,576
Right of use assets, net of accumulated amortization	-	5,691,819	2,051,716	548,166	-	-	8,291,701	-	8,291,701	8,485,641	8,678,343
Other assets
Investment in subsidiaries	6,441,637	-	-	-	-	-	6,441,637	(6,441,637)	-	-	-
Capitalized development costs	817,812	-	-	-	-	-	817,812	-	817,812	784,969	764,549
Other assets	-	25,000	19,514	-	-	39,390	83,904	-	83,904	41,134	45,439
Intercompany advances	(1,603,450)	1,567,501	195,525	(159,576)	-	-	-	-	-	-	-
Goodwill	-	859,760	889,495	-	-	-	1,749,255	-	1,749,255	1,749,255	1,749,255
Total other assets	5,655,999	2,452,261	1,104,534	(159,576)	-	39,390	9,092,608	(6,441,637)	2,650,971	2,575,358	2,559,243
TOTAL ASSETS	$5,679,454	$9,171,847	$10,325,632	$3,230,748	$2,110,519	$39,390	$30,557,590	$(6,441,637)	$24,115,953	$23,754,899	$23,561,304

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$-	$41,673	$169,900	$-	$-	$-	$211,573	$-	$211,573	$396,828	$535,490
Lease liabilities, current portion	-	124,330	83,370	34,033	-	-	241,733	-	241,733	230,216	213,936
Accounts payable and accrued expenses	8,816	1,322,967	327,550	255,153	-	-	1,914,486	-	1,914,486	1,756,622	1,484,946
EIDL loans payable	-	149,000	144,783	-	-	-	293,783	-	293,783	298,169	298,900
Total current liabilities	8,816	1,637,970	725,603	289,186	-	-	2,661,575	-	2,661,575	2,681,835	2,533,272
Non-current liabilities
Notes payable, long-term portion	-	47,539	5,682,993	-	1,125,000	-	6,855,532	-	6,855,532	6,962,402	7,067,028
Lease liabilities, long-term portion	-	5,783,717	2,147,718	627,840	-	-	8,559,275	-	8,559,275	8,723,926	8,843,041
Advances from shareholders of Golfsuites, Inc. (parent company)	250,517	-	-	-	-	-	250,517	-	250,517	260,517	783,317
Advances from GolfSuites, Inc. (parent company)	(255,000)	-	-	-	-	-	(255,000)	-	(255,000)	-	1,849,098
Total non-current liabilities	(4,483)	5,831,256	7,830,711	627,840	1,125,000	-	15,410,324	-	15,410,324	15,946,845	18,542,484
TOTAL LIABILITIES	4,333	7,469,226	8,556,314	917,026	1,125,000	-	18,071,899	-	18,071,899	18,628,680	21,075,756
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	-	-	-	-	-	-	-	368,933	368,933	702,824	1,126,714
Equity
Member equity	-	1,702,621	1,769,318	2,313,722	985,519	39,390	6,810,570	(6,810,570)	-	-	-
Common stock, Class A	-	-	-	-	-	-	-	-	-	-	-
Common stock, Class B	180	-	-	-	-	-	180	-	180	180	180
Additional paid-in capital	2,802,383	-	-	-	-	-	2,802,383	-	2,802,383	2,696,442	-
Preferred stock, Class A	8,219,727	-	-	-	-	-	8,219,727	-	8,219,727	6,948,660	4,898,702
Preferred stock, other	-	-	-	-	-	-	-	-	-	-	-
Retained earnings	(5,347,169)	-	-	-	-	-	(5,347,169)	-	(5,347,169)	(5,221,887)	(3,540,048)
TOTAL EQUITY	5,675,121	1,702,621	1,769,318	2,313,722	985,519	39,390	12,485,691	(6,810,570)	5,675,121	4,423,395	1,358,834
TOTAL LIABILITIES AND EQUITY	$5,679,454	$9,171,847	$10,325,632	$3,230,748	$2,110,519	$39,390	$30,557,590	$(6,441,637)	$24,115,953	$23,754,899	$23,561,304

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.

Consolidating Statement of Operations

For the Six Months Ended June 30, 2023 and 2022

UNAUDITED - NO ASSURANCE GIVEN

				GolfSuites
	GolfSuites 1,	GolfSuites	GolfSuites	Baton Rouge,	GolfSuites	GolfSuites			Consolidated
	Inc.	Tulsa, LLC	Lubbock, LLC	LLC	Madison, LLC	Auburn, LLC	Combined	Eliminations	2023	2022
Revenues	$198,143	$2,721,037	$2,232,330	$548,753	$-	$-	$5,700,263	$(198,143)	$5,502,120	$4,586,123
Cost of revenues	-	374,100	346,754	91,237	-	-	812,091	-	812,091	719,082
Gross profit	198,143	2,346,937	1,885,576	457,516	-	-	4,888,172	(198,143)	4,690,029	3,867,041
Operating expenses
Advertising and marketing	-	15,696	49,088	46,145	-	-	110,929	-	110,929	50,376
Salaries - Operational	-	740,269	542,153	258,283	-	-	1,540,705	-	1,540,705	1,631,353
Employee benefits and taxes	-	136,087	172,916	52,584	-	-	361,587	-	361,587	306,789
Property lease and affiliated costs	-	62,437	22,000	13,204	-	-	97,641	-	97,641	34,260
Equipment and repairs	-	98,919	51,616	44,430	-	-	194,965	-	194,965	163,641
Gaming, software and license fees	-	83,442	112,504	4,735	-	-	200,681	-	200,681	164,753
Utilities and telephone	-	169,693	126,750	41,852	-	-	338,295	-	338,295	257,814
Credit card fees	-	77,393	62,246	17,907	-	-	157,546	-	157,546	101,794
Insurance	-	121,913	56,620	23,486	-	-	202,019	-	202,019	125,146
Professional fees	10,000	-	19,363	5,400	-	-	34,763	-	34,763	203,460
Property and local taxes	-	108,856	96,600	6,600	-	-	212,056	-	212,056	203,985
Other selling, general and administrative	2,236	200,240	175,848	126,604	-	-	504,928	-	504,928	323,642
Total operating expenses	12,236	1,814,945	1,487,704	641,230	-	-	3,956,115	-	3,956,115	3,567,013
Net operating profit (loss)	185,907	531,992	397,872	(183,714)	-	-	932,057	(198,143)	733,914	300,028
Income from Covid 19 relief programs
PPP loan forgiveness	-	-	-	-	-	-	-	-	-	-
Employee retention credit	-	225,525	250,022	-	-	-	475,547	-	475,547	-
Total Covid 19 relief programs	-	225,525	250,022	-	-	-	475,547	-	475,547	-
Net income (loss) before other income (expense)	185,907	757,517	647,894	(183,714)	-	-	1,407,604	(198,143)	1,209,461	300,028
Other income (expense)
Depreciation and amortization	-	(155,750)	(363,344)	(136,320)	-	-	(655,414)	-	(655,414)	(561,013)
Interest expense	-	(143,922)	(164,129)	(13,857)	-	-	(321,908)	-	(321,908)	(319,014)
Management fees	-	(108,841)	(89,302)	-	-	-	(198,143)	198,143	-	-
Other income	-	14,333	-	-	-	-	14,333	-	14,333	8,475
Net other expense	-	(394,180)	(616,775)	(150,177)	-	-	(1,161,132)	198,143	(962,989)	(871,552)
Net income (loss) before income from subsidiaries and minority interest	185,907	363,337	31,119	(333,891)	-	-	246,472	-	246,472	(571,524)
Income (loss) from subsidiaries	394,456	-	-	-	-	-	394,456	(394,456)	-	-
Minority interest share of subsidiary loss	-	-	-	-	-	-	-	333,891	333,891	368,661
Net income (loss)	$580,363	$363,337	$31,119	$(333,891)	$-	$-	$640,928	$(60,565)	$580,363	$(202,863)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of June 30, 2023

UNAUDITED – NO ASSURANCE GIVEN

NOTE 1 - NATURE OF OPERATIONS

GolfSuites 1, Inc. (which may be referred to as “GS 1”, the “Company”, “we”, “us”, or “our”) is an early-stage company devoted to the development and operation of golf driving range and entertainment centers in the United States. The Company operates under the brand GOLFSUITES. The Company oversees the acquisition of land, zoning, entitlement, design, construction and operation of the existing and planned future facilities.

The Company owns 100% of GolfSuites Tulsa, LLC ("Tulsa") and GolfSuites Lubbock, LLC (“Lubbock”). Tulsa was formerly operated under the FlyingTee brand, but now operates under the GolfSuites brand. Lubbock was formerly operated under the 4ORE! Golf brand, but now operates under 4ORE! Golf-Powered by GolfSuites brand and is in the process of changing its name to GolfSuites Lubbock. GS 1 owns a 50% interest in GolfSuites Baton Rouge, LLC (“Baton Rouge”) along with a joint venture investor who has $1,000,000 invested in Baton Rouge. GS 1 also owns a 50% interest in GolfSuites Madison, LLC (“Madison”) with the same joint venture investor who has $712,000 invested in Madison. Tulsa, Lubbock, and Baton Rouge have been operating for the entirety of 2023, but Madison has been deemed inappropriate for development and its land is currently for sale. Subsequent to June 30, 2023, GS 1 took title to land near Auburn University in Alabama, having formed GolfSuites Auburn, LLC (“auburn”), and that site is now under development and pre-construction.

GolfSuites has plans now to enter the indoor simulation lounge business, with its first planned facility in downtown St. Petersburg, FL. The Company has entered into a letter-of-intent for a lease on this property, which if consummated will be called “GolfSuites City Club”. This transaction represents a planned nationwide development of similar urban, upscale lounges.

The attached consolidated statement of operations includes the operations of GS 1, Tulsa, and Lubbock. Activity of Baton Rouge, from the start of operations on June 1, 2022, is also included. In that Madison and Auburn did not conduct operations, no revenues or expenses are reflected in the statement of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted December 31 as the year end for reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, economic downturn, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2023, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of currency held in the Company’s checking accounts. As of June 30, 2023, GS 1’s consolidated cash balances totaled $258,979.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. Balances due from credit card companies are included in accounts receivable. As of June 30, 2023 accounts receivable included $475,547 related to Employee Retention Credits – see Note 9 for additional details. The Employee Retention Credits were filed for in 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation for the six months ended June 30, 2023 and 2022 totaled $343,372 and $363,029 respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2023, December 31, 2022, and June 30, 2022 net property, plant and equipment consisted of the following:

	2023	2022
	June 30	December 31	June 30
By Asset Category:
Land and building improvements	$10,920,309	$10,735,403	$8,787,418
Furniture, fixtures and equipment	5,039,372	4,536,829	5,899,760
Acumulated depreciation	(3,866,975)	(3,408,871)	(2,993,602)
Total	$12,092,706	$11,863,361	$11,693,576

Net Book Value By Entity:
Tulsa	$612,470	$547,362	$595,221
Lubbock	6,596,410	6,844,109	7,105,317
Baton Rouge	2,773,307	2,443,527	2,072,859
Madison	2,110,519	2,028,363	1,920,179
Total	$12,092,706	$11,863,361	$11,693,576

Capitalized Development Costs

The Company has capitalized development fees under contractual agreements with its parent company, GolfSuites. These costs totaled $817,812 as of June 30, 2023 and are not amortized for GAAP purposes.

Goodwill

The Company recorded Goodwill related to the acquisition of its Tulsa and Lubbock golf operating entities in 2019 and 2020 respectively. Management has reviewed the amounts recorded as Goodwill in accordance with ASC 350-20-35-3C and has determined that the fair values of Tulsa and Lubbock are greater than carrying values, including Goodwill. Therefore, no impairment losses were recorded for the six months ended June 30, 2023 or 2022. Following is a summary of the Goodwill values for Tulsa and Lubbock.

Tulsa	$859,760
Lubbock	889,495
Total	$1,749,255

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2023 and 2022 the Company had no uncertain tax positions requiring accruals.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

In 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Development & Management Fees

Pursuant to a Management Services Agreement (“MSA”) that exists between GolfSuites and GS 1, fees for development and management of assets are due and paid from GS 1 to GolfSuites. GS 1 pays 3% of the total cost of new assets acquired or developed as development fees on its facilities to GolfSuites, and it pays 4% of gross operating revenue as management fees to GolfSuites. Management fees are reflected on the GS 1 Statement of Operations – Other income (expense). Development fees are reflected on the Consolidated Balance Sheet of GS 1.

Earnings per Share

Earnings per share amounts are calculated based on the weighted-average number of shares of common stock outstanding in each year. The basic loss per share is based only on the weighted-average of common shares outstanding. The diluted loss per share is based on the weighted-average of common shares outstanding plus Class A preferred shares, which are convertible to one share of common stock.

Common and Preferred Share Sales and Affiliated Costs

GS 1 collected $78,500 in common share sales in the six months ended June 30, 2023. Preferred share sales totaled $1,271,067 and $1,468,084 for the six months ended June 30, 2023 and 2022, respectively. The Company paid $428,292 and $466,705 related to those periods, in costs including direct compensation, platform facilitating, marketing, share issuance / administration, and advertising for the sale of such shares. The cost ratio for each of those periods is 31.7% and 31.8%, respectively.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. Management believes the risk of loss is minimal.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities became effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company implemented ASU No. 2016-02 for lease accounting for 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has incurred costs of its start-up operations, capital raising, and seeking to bring operations to positions of profitability. As such, no material tax provision yet exists.

NOTE 4 – NOTES PAYABLE

Notes payable consists of the following debt instruments as of June 30, 2023, December 31, 2022, and June 30, 2022.

		2023	2022
		June 30	December 31	June 30
Equipment financing
Tulsa	Current	$11,395	$23,467	$39,470
Tulsa	Long-term	47,539	68,612	89,136
	Total	58,934	92,079	128,606

		2023	2022
		June 30	December 31	June 30
Insurance Financing
Tulsa	Current	30,278	121,115	-
Lubbock	Current	17,428	69,712	-
Baton Rouge	Current	-	25,807	-
	Total	47,706	216,634	-
Mortgage financing
Lubbock	Current	152,472	156,727	496,020
Lubbock	Long-term	5,682,993	5,768,790	5,852,892
	Subtotal	5,835,465	5,925,517	6,348,912
Madison	Long-term	1,125,000	1,125,000	1,125,000
	Total	6,960,465	7,050,517	7,473,912
Totals
Current		211,573	396,828	535,490
Long-term		6,855,532	6,962,402	7,067,028
Totals		$7,067,105	$7,359,230	$7,602,518

NOTE 5 – RIGHT OF USE ASSETS & CAPITALIZED LEASE OBLIGATIONS

Tulsa, Lubbock and Baton Rouge lease land and/or buildings for each of those operations. In accordance with GAAP, the right of use assets are reflected in the attached balance sheet at the present value of future lease payments, as are the related lease liabilities, over the term of the respective leases.

Lubbock assumed the lease of land, that began prior to acquisition, on August 19, 2020; the present value of future lease payments was recorded at the acquisition date. Baton Rouge entered into a lease for land beginning March 1, 2021. The lease is for five years and Baton Rouge has the option to extend the lease for two additional five year terms. The present value of future lease payments, based on a 15 year lease, was recorded as of the lease inception.

The discount rate used in each of the present value calculations above is 4.000%, the incremental borrowing rate for Tulsa, Lubbock and Baton Rouge. The right of use assets are amortized straight-line over the life of each lease.

The table below provides a summary of the capitalized leases as of June 30, 2023.

	Tulsa	Lubbock	Baton Rouge	Total
Lease end date	07/31/2050	10/31/2038	02/29/2036
Monthly payment	$30,000	$13,525	$2,500	$46,025
Scheduled monthly payment increase	n/a	2% / year on November 1	Increase to $3,300 at 3/1/2022 and to $5,000 at 3/1/2023; then 10% for each Renewal
Asset value at inception or acquisition	$6,304,783	$2,437,633	$649,086	$9,391,502
Accumulated amortization	(612,964)	(385,917)	(100,920)	(1,099,801)
Right of use asset, net at June 30, 2023	$5,691,819	$2,051,716	$548,166	$8,291,701

Principal portion lease obligation payments for the years ending December 31:
2023 - July - December	$62,165	$41,685	$17,017	$120,867
2024	126,838	86,765	34,836	248,439
2025	132,006	93,820	36,254	262,080
2026	137,383	101,233	42,807	281,423
2027	142,980	109,020	45,587	297,587
Thereafter	5,306,675	1,798,565	485,372	7,590,612
Total	$5,908,047	$2,231,088	$661,873	$8,801,008

Total land and building minimum lease payments for the years ending December 31:
2023	$360,000	$169,422	$56,600	$586,022
2024	360,000	172,811	60,000	592,811
2025	360,000	176,267	60,000	596,267
2026	360,000	179,792	65,000	604,792
2027	360,000	183,388	66,000	609,388
Five year total	$1,800,000	$881,680	$307,600	$2,989,280

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company has one lawsuit filed against it for a total of $78,517 plus accrued interest, by a shareholder of GolfSuites. This amount is guaranteed to the shareholder by the Company’s chairman and another major shareholder of GolfSuites. The chairman and the other shareholder have issued an indemnification to the Company for full payment of this obligation. The balance is included in Advances from Shareholders of GolfSuites, Inc., reflected on the balance sheet.

Tulsa is in dispute with its facility owner as to lease obligations due. While the Company acknowledges that sums are due the facility owner, no final amount has been agreed to by the parties. Included in accounts payable and accrued liabilities is the Company’s estimate of the amount owed to the facilities owner. The Company continues to make the required current monthly payments under the lease. No litigation has been filed by the facility owner and the Company continues its discourse with the owner in efforts to come to a final settlement agreement.

NOTE 7 – EQUITY

The Company has authorized 132,000,000 shares of Class A common stock and 18,000,000 of Class B common stock, each with a par value of $0.00001 per share. As of June 30, 2023 there were 21,700 shares of Class A common stock issued and outstanding; all Class B common stock is issued, outstanding, and held by GolfSuites, the Company’s parent company. In 2022 and the six months ended June 30, 2023, GolfSuites contributed $2,696,442 and $27,441 to GS 1 that is shown in the balance sheet as Additional Paid-in Capital. In addition, the Company has authorized 10,000,000 shares of Class A preferred stock and 40,000,000 of other preferred stock. As of June 30, 2023, 960,462 shares of Class A preferred stock have been issued, are outstanding, and no other preferred stock is issued or outstanding. Class A preferred stock is convertible into Class A common stock. See the Consolidated Statement of Stockholders’ Equity (Deficit) for details of activity for each equity component.

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the certificate of incorporation, as amended.

NOTE 8 – RELATED PARY TRANSACTIONS

The Company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering. The total of these advances was converted to Additional Paid-in Capital in 2022 and the six months ended June 30, 2023 (see Note 7 – Equity, above). In addition, the Company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $250,517, $260,517 and $783,317 respectively, as of June 30, 2023, December 31, 2022, and June 30, 2022. These advances are recorded as liabilities of the Company. The Company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

NOTE 9 – PPP LOAN FORGIVENESS & EMPLOYEE RETENTION CREDITS

Employee Retention Credits

Tulsa and Lubbock qualified for employee retention credits related to employee payroll taxes for 2020 and 2021. Claims for refund were filed with the IRS in 2023. Following is a summary of the income recognized for employee retention credits which were also included in accounts receivable at June 30, 2023.

Tulsa	$225,525
Lubbock	250,022
Total	$475,547

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis.

Management’s Evaluation

Management has evaluated subsequent events through the date these financial statements were issued. Based on this evaluation, no other material subsequent events were identified which would require adjustment or disclosure in the financial statements as of June 30, 2023.

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation (1)
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (4)
2.3	Amended and Restated Certificate of Incorporation (3)
2.4	Bylaws (3)
6.1	Management Services Agreement between GolfSuites 1, Inc. and KGEM Golf, Inc. dated January 17, 2019 (4)
6.2	MIP Agreement dated August 2020 (1)
6.3	MIP Agreement dated August 2021 between the company, GolfSuites Baton Rouge and the Purchaser (5)
6.4	4ORE Golf Lease Agreement dated November 2018 (1)
6.5	Assignment of LLC interest and Amendment to LLC Agreement of GolfSuites Tulsa, LLC dated December 31, 2020 (1)
6.6	Lease Agreement between Onefire Holding Company, LLC, and GolfSuites Tulsa, LLC, dated September 13, 2019 (1)
6.7	Lease Amendment Agreement between Onefire Holding Company, LLC and GolfSuites Tulsa, LLC dated March 5, 2020 (1)
6.8	GolfSuites Baton Rouge Lease Agreement dated February 9, 2021 (5)
6.9	GolfSuites Madison Operating Agreement dated May 5, 2022 (6)
6.10	Promissory Noted dated August 18, 2023 between GolfSuites Auburn LLC and Michael Sierra and Cynthia Coto Sierra as Co-Trustees of the Sierra CPT Trust in the amount of $680,000

(1)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11408).

(2)	Filed as an exhibit to the GolfSuites 1, Inc. Form 1-K, dated April 30, 2021 (Commission File No. 24R-00224).

(3)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10939).

(4)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938).

(5)	Filed as an exhibit to the GolfSuites 1, Form 1-SA, dated September 16, 2021 (Commission File No. 24R-00224).

(6)	Filed as an exhibit to this GolfSuites 1, Form 1-SA, dated September 27, 2022.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Riverview, State of Florida, on September 27, 2023

GolfSuites 1, Inc.

/s/ Gerald Ellenburg

By Gerald Ellenburg
CEO of GolfSuites 1, Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Gerald Ellenburg

Gerald Ellenburg, Chief Executive Officer, principal financial officer, principal accounting officer and Director

Date: September 27, 2023

/s/ Ryan Ellenburg

Ryan Ellenburg, Director

Date: September 27, 2023

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